Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

Pasqal Partners with True Nexus to Apply Quantum Computing to Next-Generation Food Protein Design

RIYADH, Saudi Arabia & PARIS April X, 2026 - Pasqal, a global leader in neutral-atom quantum computing, today announced a strategic collaboration with True Nexus, a computational intelligence company focused on making protein functionality programmable for real-world food applications. Pasqal recently announced plans to go public through a combination with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ).

The collaboration will apply Pasqal’s quantum computing technology to one of the most persistent challenges in the alternative protein and food industries: accurately modeling and predicting protein functionality; particularly gelatin, texture, and overall behavior in complex food systems.

“For decades, the industry has been constrained by a lack of true computational understanding of protein behavior,” said Dominik Grabinski, CEO of True Nexus. “Partnering with Pasqal allows us to model protein functionality at a level of fidelity that simply hasn’t been possible before. This is the breakthrough that can shift the entire sector from trial-and-error to true design.”

As part of the collaboration, Pasqal and True Nexus are working to build the first fully vectorized, dynamic 3D model of protein gelation, one of the most critical functional properties in food systems.

The model integrates multiple layers of data, including:

●	Protein extraction parameters

●	Molecular structure

●	Processing and environmental conditions

●	End-use application requirements

Pasqal’s neutral-atom quantum processors will enable the model to capture interactions and variables at a level of precision not achievable with classical computing alone.

“Quantum computing allows us to tackle complexity that has limited innovation for decades,” said Wasiq Bokhari, CEO of Pasqal. “Together with True Nexus, we’re helping enable a more scalable, design-driven approach to sustainable protein development.”

The long-term goal of the collaboration is to establish a reference model for protein functionality that food and ingredient companies can use to guide seed development, crop optimization, and precision fermentation when existing proteins fall short.

The inability to consistently match animal-protein functionality has been a major barrier to adoption of alternative proteins. By making protein behavior predictable and programmable, the collaboration between Pasqal and True Nexus addresses a key gap that has slowed industry progress.

About Pasqal

Pasqal is a leader in the industrialization of neutral-atom quantum computing, transforming Nobel Prize-winning research into real-world solutions for industry, science, and governments. Since its founding in 2019, Pasqal has built high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Pasqal, headquartered in France, employs over 275 people and serves over 25 clients, including CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo. Backed by more than USD 300 million to date in total funding from international investors, Pasqal seeks to accelerate the adoption of scalable, high-performance quantum computing worldwide.

Contacts

Investors

investors@pasqal.com

Media

pr@pasqal.com

About True Nexus

True Nexus is a Saudi-based computational intelligence company focused on making protein functionality programmable. Combining artificial intelligence, advanced data infrastructure, and frontier computing approaches, the company enables food and ingredient innovators to better understand, predict, and design protein behavior under real-world conditions.

Its work addresses the long-standing functionality gap that has slowed the adoption of alternative proteins across the food industry, a gap illustrated by the sector’s continued difficulty, even after more than 20 years of effort, in replacing something as simple as gelatin in a gummy bear.

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” ”could,”  ”plan,” “predict,” “project”, ”forecast,” “believe,”  ”potential,” “seem,” “seek,” ”target,” “possible,” ”future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”), and the estimated or anticipated future results and benefits of Pasqal’s strategic collaboration with True Nexus.

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

 No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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